SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

RESULT OF THE BOOKBUILDING PROCEDURE

OF THE PUBLIC OFFERING, UNDER THE AUTOMATIC REGISTRATION RITE FOR DISTRIBUTION, OF SIMPLE UNSECURED DEBENTURES, NOT CONVERTIBLE INTO SHARES, IN 2 SERIES, OF THE 5th ISSUANCE OF

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

CNPJ nº 00.001.180/0001-26

in the total amount of R$ 3,008,795,000.00

ISIN CODE OF THE FIRST SERIES DEBENTURES: BRELETDBS081 ISIN ISIN CODE OF THE SECOND SERIES DEBENTURES: BRELETDBS099

DEFINITIVE RISK RATING ASSIGNED BY STANDARD & POOR'S RATINGS DO BRASIL LTDA.: "brAAA".

*Risk classification as of April 5, 2024, and the characteristics of this security are subject to change.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS, a publicly held company registered as a securities issuer under category "A" before the CVM, in operations, headquartered in the City of Rio de Janeiro, in the State of Rio de Janeiro, at Rua da Quitanda, No. 196, Centro, CEP 20.091-005, registered in the National Registry of Legal Entities under No. 00.001.180/0001-26, with its articles of incorporation registered with the Commercial Registry of the State of Rio de Janeiro under NIRE – Business Registry Identification Number 33.3.0034676-7, together with BANCO ITAÚ BBA S.A., a financial institution that is part of the securities distribution system, headquartered in the City of São Paulo, in the State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 3,500, 1st, 2nd, 3rd (part), 4th and 5th floors, Itaim Bibi, CEP 04.538-32, registered with the CNPJ under No. 17.298.092/0001-30 ("Lead Coordinator"), BTG PACTUAL INVESTMENT BANKING LTDA., a limited liability company, headquartered in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, nº 3.477, 14º andar, Itaim Bibi, CEP 04538-133, registered with the CNPJ under No. 46.482.072/0001-13, BANCO BRADESCO BBI S.A., a financial institution that is part of the securities distribution system, headquartered in the City of São Paulo, in the State of São Paulo, at Avenida Presidente Juscelino Kubitschek, No. 1,309, 10th floor, CEP 04.543-011, registered with the CNPJ under No. 06.271.464/0073-93, BANCO SANTANDER (BRASIL) S.A., a financial institution that is part of the securities distribution system, with offices in the City of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, n° 2.041 and 2.235, 24th floor, CEP 04543-011, registered with the CNPJ under No. 90.400.888/0001-42, BANCO SAFRA S.A., a financial institution that is part of the securities distribution system, with an establishment in the City of São Paulo, in the State of São Paulo, at Avenida Paulista, No. 2.100, registered with the CNPJ under No. 58.160.789/0001-28, UBS BRASIL CORRETORA DE CÂMBIO, TÍTULOS E VALORES MOBILIÁRIOS S.A., a financial institution belonging to the UBS BB Serviços de Assessoria Financeira e Participações S.A. group, headquartered in the City of São Paulo, in the State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 4,440, 7th floor (part), Itaim Bibi, CEP 04.538-132, registered with the CNPJ under No. 02.819.125/0001-73 and CAIXA ECONÔMICA FEDERAL, a financial institution, incorporated as a public company, part of the securities distribution system, headquartered in the City of Brasília, Federal District, in the South Banking Sector, Block 04, Lots 3 and 4, CEP 70.070-140, registered with the CNPJ under the No. 00.360.305/0001-04, through its Executive Board of Wholesale Network, located in the City of São Paulo, in the State of São Paulo, at Avenida Paulista, No. 750, 13th

floor, CEP 01310-908, within the scope of the public offering, under the automatic registration rite for distribution, of simple unsecured debentures, not convertible into shares of the 5th issue, in two series, of the Issuer, carried out in accordance with CVM Resolution No. 160, of July 13, 2022, and other applicable laws and regulations, HEREBY ANNOUNCE that, pursuant to the terms of article 61 of CVM Resolution No. 160, on April 17, 2024, the Bookbuilding Process was carried out, organized by the Coordinators, through the collection of investment intentions, with or without receipt of reservations, without minimum or maximum lots, to verify the demand for the First Series Debentures and Second Series Debentures within the Offering scope, having been determined that: (i) 3,008,795 Debentures will be issued, on the date of issuance of April 15, 2024, with (i.a) 1,988,895 Debentures of the First Series; and (i.b) (ii) 1,019,900 Debentures of the Second Series, noting that the initial amount of 3,500,000 Debentures could have been, but was not increased due to the non-exercise of the Additional Lot Option and that there was a Partial Distribution; (ii) the total amount of the Issuance will be R$3,008,795,000.00, on the Issue Date, being (ii.a) R$1,988,895,000.00 referring to the Debentures of the First Series; and (ii.b) R$1,019,900,000.00 referring to the Debentures of the Second Series, considering the non-exercise of the Additional Lot Option; (iii) on the unit face value or the balance of the unit face value of the Debentures of the First Series, which shall be charged with remunerative interest corresponding to the accumulated variation of 100% of the average daily rates of the DI – Interbank Deposits of one day, "over extra-group", expressed as a percentage per year, based on 252 Business Days, calculated and disclosed daily by B3 S.A. – Brasil, Bolsa, Balcão, in the daily newsletter available on its website (http://www.b3.com.br) exponentially increased by a spread of 0.85% per year, based on two hundred and fifty-two Business Days, to be calculated according to the formula contained in the Issuance Deed; and (iv) on the Unit Face Value or the balance of the Unit Face Value of the Debentures of the Second Series, which shall be charged with remunerative interest corresponding to the accumulated variation of 100% of the DI Rate, exponentially increased by a spread of 1.00% per year, based on two hundred and fifty-two Business Days, to be calculated according to the formula contained in the Issuance Deed. The result of the Bookbuilding Procedure is being disclosed through this Market Announcement pursuant to article 61, paragraph 4, of CVM Resolution No. 160.

The participation of Professional Investors who are Related Persons was accepted, without any limitation in respect of the total amount of the Offering, provided that there was no excess demand greater than 1/3 in relation to the amount of Debentures initially offered within the scope of the Offering, and, therefore, the placement of Debentures with Professional Investors who are Related Persons was permitted.

INVESTORS SHOULD BE AWARE THAT THE POTENTIAL PARTICIPATION OF PROFESSIONAL INVESTORS WHO ARE RELATED PERSONS IN THE BOOKBUILDING PROCEDURE MAY HAVE AN ADVERSE IMPACT ON THE FINAL RATE OF REMUNERATION OF THE DEBENTURES AND THE INVESTMENT IN THE DEBENTURES BY RELATED PERSONS MAY REDUCE THE LIQUIDITY OF THE DEBENTURES IN THE SECONDARY MARKET.

ADDITIONAL INFORMATION

Additional information regarding the Issuance, Offering, distribution and Debentures may be obtained from the Coordinators or from the CVM.

The terms beginning in capital letters and used in this "Market Announcement of the Results of the Bookbuilding Procedure of the Public Offering, under the Automatic Registration Rite for Distribution, of Simple Unsecured Debentures, Not Convertible into Shares in 2 Series, of the 5th Issue of Centrais Elétricas Brasileiras S.A. – ELETROBRAS" , which are not defined herein, shall have the meaning attributed to them in the "Private Deed Instrument of the 5th Issuance of Simple Unsecured Debentures, Non-Convertible into Shares in 2 Series, for Public Distribution, under Automatic Registration Rite for Distribution, of Centrais Elétricas Brasileiras S.A. – ELETROBRAS", entered into on March 28, 2024 between the Issuer and Vórtx Distribuidora de Títulos e Valores Mobiliários Ltda., a financial institution authorized to operate by the Central Bank of Brazil, headquartered in the City of São Paulo, in the State of São Paulo, at Rua Gilberto Sabino, No. 215, 4th floor, Pinheiros, CEP 05.425-020, registered with the CNPJ under No. 22.610.500/0001-8 (www.vortx.com.br), as fiduciary agent and representative of the holders of the Debentures, within the scope of the Issuance, as amended by the "First Amendment to the Private Deed Instrument of the 5th Issuance of Simple Unsecured Debentures, Non-Convertible into Shares in 2 Series, for Public Distribution, under Automatic Registration Rite for Distribution, of Centrais Elétricas Brasileiras S.A. – ELETROBRAS" entered into on April 17, 2024 between the Issuer and the Fiduciary Agent.

The Fiduciary Agent may be contacted through Ms. Eugênia Costa, at the address above, by telephone +55 (11) 3030-7177 and by e-mail: agentefiduciario@vortx.com.br.

PLEASE READ THE TERMS AND CONDITIONS OF THE ISSUANCE DEED CAREFULLY BEFORE MAKING YOUR INVESTMENT DECISION.

THE DISCLOSURE OF THE PROSPECTUS AND THE OFFERING SHEET WAS WAIVED FOR THIS OFFERING, PURSUANT TO ARTICLES 9, ITEM I AND 23, PARAGRAPH 1, OF CVM RESOLUTION 160.

THE OTHER TERMS AND CONDITIONS OF THE OFFER REMAIN UNCHANGED, EXCEPT TO THE EXTENT THAT THEY ARE AFFECTED BY THE FACTS COMMUNICATED HEREIN.

CONSIDERING THAT THE OFFERING IS SUBJECT TO THE AUTOMATIC DISTRIBUTION REGISTRATION PROCEDURE, THE REGISTRATION OF THE OFFERING DOES NOT REQUIRE PRIOR ANALYSIS BY THE CVM. AS SUCH, THE DOCUMENTS RELATED TO THE DEBENTURES AND THE OFFERING WERE NOT SUBJECT TO REVIEW BY THE CVM, INCLUDING, WITHOUT LIMITATION, ALL THE DOCUMENTS OF THE OFFERING AND THIS MARKET ANNOUNCEMENT.

THE OFFER IS IRREVOCABLE, BUT MAY BE SUBJECT TO PREVIOUSLY INDICATED CONDITIONS THAT CORRESPOND TO A LEGITIMATE INTEREST OF THE ISSUER AND WHOSE IMPLEMENTATION DOES NOT DEPEND ON THE DIRECT OR INDIRECT ACTION OF THE ISSUER OR PERSONS RELATED TO IT, PURSUANT TO ARTICLE 58 OF CVM RESOLUTION 160.

CONSIDERING THAT THE OFFERING IS INTENDED EXCLUSIVELY FOR PROFESSIONAL INVESTORS, AS DEFINED IN CVM RESOLUTION NO. 30, OF MAY 11, 2021, AS IN FORCE, PURSUANT TO ARTICLE 25 AND ARTICLE 26, ITEM IV, PARAGRAPH "A", OF CVM RESOLUTION 160, AND IS, THEREFORE, SUBJECT TO THE AUTOMATIC DISTRIBUTION REGISTRATION PROCEDURE PROVIDED FOR IN CVM RESOLUTION 160. THE DEBENTURES WILL BE SUBJECT TO RESALE RESTRICTIONS, AS INDICATED IN ARTICLE 86, ITEM I, OF CVM RESOLUTION 160.

THE REGISTRATION OF THE PUBLIC OFFERING DOES NOT IMPLY, ON THE PART OF THE CVM, A GUARANTEE OF THE ACCURACY OF THE INFORMATION PROVIDED OR JUDGMENT ON THE QUALITY OF THE ISSUER, AS WELL AS ON THE DEBENTURES TO BE DISTRIBUTED.

THIS MARKET ANNOUNCEMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT INTENDED TO BE CONSTRUED AS AN OFFER TO SELL SECURITIES.

Rio de Janeiro, April 18, 2024.

COORDINATORS

Lead Coordinator

Coordinators

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.